Filed by Cedence Bancorporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securites Exchange Act of 1934
Subject Company: State Bank Financial Corporation
(Commission File No. 001-35139)
Date: May 14, 2018

Cadence All-Associate Email from Paul Murphy (May 14, 2018)

TO:	All Associates

FROM:	Executive Leadership

RE:	Merger with State Bank Financial Corporation

On Friday, May 11, Cadence entered into a definitive agreement to merge with State Bank Financial Corporation. The transaction has been approved by the boards of directors of both companies and, pending regulatory approval, State Bank shareholder approval and other customary closing conditions, is expected to close in late 2018. We could not be more excited that these two great companies are joining forces.

Following our IPO last year, we have carefully been evaluating opportunities for the right partner – a merger that made sense culturally, financially and operationally, and that aligned with our long-term vision and financial goals … not M&A just to get bigger. We found that partner in State, and are incredibly pleased to unite these two strong, growing institutions which have been built on a common vision with shared values. At Cadence, our vision is to be one of the top performing banks in the nation. State Bank’s vision is equally as clear: to be the most significant community bank in Georgia. Together, we believe we leap forward in the vision for our brands.

This merger will be a joint win, bringing enhanced value to our employees, shareholders, customers and the communities we serve. Together, we will become an even more powerful regional banking franchise with $16 billion in assets – nearly 50 percent larger than we are today – with a strong foundation for future growth. The merger joins our two contiguous franchises, with no branch overlap, and further diversifies our commercial and consumer lending offerings to better meet our customers’ needs across an expanded footprint covering Texas, Georgia, Alabama, Florida, Tennessee and Mississippi.

State Bank brings a significant Georgia presence, which will be an important part of our combined company and will represent the largest base of deposits across the footprint. Combining State Bank’s strong core deposit base with our Texas and other market lending opportunities creates a unique and complementary combination. In addition, this considerably expands our existing presence in the vibrant Atlanta market, where our Specialized Industries group is based.

Upon approval of the merger, we plan to move our banking headquarters to Atlanta from Birmingham. Cadence Bank CEO Sam Tortorici also will relocate to Atlanta with his family, which is a strategic decision based on the size and market share we gain in Georgia through this merger. Cadence Bancorporation will remain headquartered in Houston.

As a combined company, we will become the fourth largest independent bank in Georgia and second-largest bank based in Atlanta. Rest assured, Birmingham remains an integral part of our bank and Cadence’s executive team will continue to be visible and accessible in Birmingham, as they are in our other major markets. Once our banks are combined, the operations and support teams housed in Birmingham will continue to service our expanded footprint just as they do today.

At closing, three State Bank directors will join the board of Cadence and of Cadence Bank. These include Joe Evans, Chairman of the State Bank board, who will serve as Vice Chairman of Cadence, and Tom Wiley, Vice Chairman of the State Bank board, who will serve as a director of Cadence and Chairman of Cadence Bank.

What most attracted us to State Bank is that our organizations have a lot in common. We share striking similarities – like us, State Bank has a record of key acquisitions in contiguous markets, including FDIC-assisted transactions, a proven risk management discipline, strong organic growth in loans, deposits and revenue, and a similar high-tech, high-touch approach to doing business. We are both known for our deep bench of talent and for unsurpassed customer service that’s complemented by large bank capabilities. And we share a culture of diversity, inclusion and community service, with time-tested core values that we believe align very well.

We have a complementary business mix focused on commercial lending with specialized industry expertise, and when the banks are combined we will be able to introduce new services to our clients and operate even more efficiently. To Cadence, State Bank will bring talented people, new lines of business, a strong client base, and a distribution network that provides a launchpad for the Cadence brand in what we anticipate will quickly become one of our leading markets. To State Bank, Cadence will bring scale and efficiency, complementary business lines, an attractive funding profile, and a solid vision for future growth.

Following the merger, we will seek to scale State Bank’s specialty lines of business across our distribution platform, and leverage our proven strength in wealth management and trust services in Georgia. The opportunity to offer wealth management and trust services will increase the value proposition that we bring to State Bank’s most significant clients and prospects.

While we do not have an exact timeframe, the merger is expected to close in late 2018. In the meantime, we will have teams immediately starting the plan for the combined bank, and for a smooth conversion and integration. We ask for your help in welcoming our newest team members with the same can-do spirit with which you serve our customers and each other.

For now, it’s business as usual so continue doing a great job as we have teammates, customers, communities and shareholders depending on us. In time, the best in class of Cadence and State Bank products and services will be introduced to our clients in a carefully planned and thoughtful way.

Mergers bring change, and we understand you may have questions. We’re committed to open, straightforward communication and it will always be our goal to inform you of any changes. Feel free to email us at HR@cadencebank.com or call the HR Solutions Line at 205-380-8258, Monday through Friday, 7:30 a.m. – 5 p.m. CST. We may not have all the answers right now, but we will be working together to get answers as quickly as possible.

This is an exciting story about growth, service and innovation as we join two solid institutions and set out to write the next chapter of our growth story together. As a combined bank with a motivated, hard-working and experienced team, we will have even greater banking resources to offer our customers and greater value to deliver to our shareholders. Most importantly, once our banks combine, we hope to be an even greater place to work.

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Cautionary Statement Regarding Forward-Looking Information

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Cadence Bancorporation (“Cadence”) and State Bank Financial Corporation (“State”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cadence and State; the outcome of any legal proceedings that may be instituted against Cadence or State; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and State Bank shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Cadence and State do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Cadence’s ability to complete the acquisition and integration of State successfully; and other factors that may affect future results of Cadence and State. Additional factors that could cause results to differ materially from those described above can be found in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission (the “SEC”) and in other documents Cadence files with the SEC, and in State’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents State files with the SEC.

Important Additional Information

In connection with the proposed transaction between Cadence and State, Cadence expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) including a joint information statement of Cadence and proxy statement of State and a prospectus of Cadence (although Cadence may elect to separately file the information statement of Cadence), as well as other relevant documents concerning the proposed transaction. The proposed transaction will be submitted to State’s shareholders for their consideration. Cadence Bancorp, LLC, the controlling stockholder of Cadence, has delivered a written consent approving the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State are urged to read the Registration Statement, information statement, proxy statement and prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the Registration Statement, information statement, proxy statement and prospectus, as well as other filings containing information about Cadence and State, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, information statement, proxy statement and prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary or to State Bank Financial Corporation, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Participants in the Solicitation

Cadence, State and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 30, 2018, and certain of its Current Reports on Form 8-K. Information regarding State’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, information statement, proxy statement and prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.